F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E

Spectrum Signal Processing and the University of British Columbia
Launch Media Server Technology Research and Development Partnership

Cooperative Venture to Develop Pioneering Technologies for the Rapidly Emerging Media Server Market

Burnaby, B.C., Canada – October 2, 2003– Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), a leading provider of high performance solutions for wireless signal and packet-voice processing, today announced that it has launched a partnership with the University of British Columbia’s (UBC) Department of Electrical & Computer Engineering to develop advanced Media Server technologies for next-generation wireless and wireline packet networks.

“We’re very excited to have UBC’s high-caliber talent augment and support Spectrum’s development of media server technology,” said Ian Main, Chief Technology Officer of Spectrum’s Network Solutions Group. “The joint team will focus on developing and characterizing deployable technologies for high-capacity infrastructure environments with particular attention to Quality of Service.”

“Spectrum’s customer and market knowledge will allow for applied technology development for real-world wireless and wireline networks,” said Professor Hussein Alnuweiri, of UBC’s Department of Electrical & Computer Engineering.

Media Servers are telecommunication equipment that enable telecommunication service providers and enterprise customers to offer varied and innovative services to their end-users such as viral conferencing, voice portals, Interactive Voice Response (IVR) servers, voice-mail services, and IP Centrex. According to Insight Research, the Media Server market is expected to experience a cumulative average growth rate of 51% to reach $350 million in 2008.

Work for this partnership will be performed both at Spectrum and at UBC’s main campus in Vancouver, BC. Development funding will be provided by Spectrum, UBC, and the Advanced Systems Institute of BC.

About Spectrum Signal Processing Inc.
Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing platforms for use in defense and communications infrastructure equipment. Spectrum’s optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 17 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government intelligence, surveillance and communications systems, satellite hubs, cellular base stations, media gateways and next-generation voice and data switches. More information on Spectrum and its flexComm™ and aXs™ product lines is available at www.spectrumsignal.com.

About the Advanced Systems Institute of BC
Established in 1986 as a non-profit foundation, the Advanced Systems Institute (ASI) plays a vital role in building a globally competitive advanced technology sector in BC. A leader in partnership development, ASI bridges the gap between post-secondary scientific researchers, industry and investment to accelerate collaboration, innovation and commercialization of new technologies. Based in Vancouver, ASI also administers funding programs, mentors early stage companies and organizes networking events throughout the year benefiting researchers and industry throughout the province. For more information, please visit www.asi.bc.ca.

About UBC Computer Science
UBC Computer Science is among the top Computer Science Departments in Canada, recognized internationally for excellence in research and teaching with a conscious focus on interdisciplinary programs. The Department encourages diversity both within its community and areas of study, and plays a leadership role in outreach activities to champion the understanding and integration of Computer Science into all aspects of society. For more information, visit www.cs.ubc.ca.

™aXs and flexComm are trademarks of Spectrum Signal Processing Inc.

Spectrum Contacts: Ian Main Technical and Trade Media Phone: 604-421-5422 ext. 219 Email: ian_main@spectrumsignal.com	Liza Aboud Business Media & Investor Relations Phone: 604-421-5422 ext. 152 Email: liza_aboud@spectrumsignal.com